Novartis AG Postfach 4002 Basel Switzerland

July 2, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:          Novartis AG

Form 20-F for Fiscal Year Ended December 31, 2012

Filed January 23, 2013

File No. 001-15024

Dear Mr. Rosenberg:

We are in receipt of your letter addressed to Jonathan Symonds, our former Chief Financial Officer, dated June 19, 2013.  As agreed in a recent telephone call between Barry Rosenfeld, of our affiliate Novartis Corporation, and Frank Wyman, Staff Accountant at SEC, we will respond to your letter on or before July 17, 2013.

Respectfully submitted,

Novartis AG

/s/ HARRY KIRSCH	/s/ FELIX R. EHRAT
Harry Kirsch	Felix R. Ehrat
Chief Financial Officer	General Counsel
Novartis Group	Novartis Group